Exhibit 99.1

Tritium Appoints Glen Casey as Chief Operating Officer

With more than two decades of C-level experience, Mr. Casey will focus on company-wide operational execution, global supply and product distribution and customer support services as Tritium continues its global expansion.

BRISBANE, Australia, March 7, 2022 – Tritium DCFC Limited (“Tritium” or the “Company”) (Nasdaq: DCFC), a global developer and manufacturer of direct current (“DC”) fast chargers for electric vehicles (“EVs”), today announces the appointment of Glen Casey as the Company’s new Chief Operating Officer (“COO”). With more than two decades of executive experience across automotive, energy and engineering manufacturing, Mr. Casey will step into this role after serving as Tritium’s Interim Director of Global Operations since May 2021.

Prior to joining Tritium, Glen Casey held senior leadership roles in several large, complex manufacturing businesses including Philips, Imperial Chemical Industries (“ICI”) and Nylex Limited (“Nylex”), where he was involved in major transformations and operational improvement in Australia, Asia and Europe. During his tenure at Nylex, a publicly traded manufacturer, Mr. Casey progressed to CEO and Managing Director of the group, which consisted of more than forty manufacturing facilities, over 6,000 employees and sales in excess of AUD$1 billion.

“Tritium has a technology advantage with world-leading DC fast chargers and, in this challenged supply chain environment, we require an experienced operations leader with a proven track record who can successfully navigate manufacturing complexity and enable the Company to meet strong market demand,” said Tritium CEO Jane Hunter. “With Glen on board, we gain a leader who has been with the Company for nearly a year and in that time hit production records. Glen has the knowledge and real-world experience to help Tritium globally scale our manufacturing operations and continue to optimize and mature those processes.”

In his role as COO, Glen Casey will oversee company-wide operational performance, global supply and product distribution and customer support services. Mr. Casey holds a Master of Business Administration (MBA) from Swinburne University of Technology.

“I’m thrilled to be joining Tritium at such an exciting time for the Company and industry,” said Glen Casey. “I believe the future of transportation is electric, and Tritium has uniquely positioned itself for sustainable, global expansion and ascendancy. I look forward to working alongside the Company’s impressive management, board of directors and staff to capitalize on the opportunities that lie ahead in this rapidly maturing e-mobility industry.”

Last month, Tritium joined President Biden at the White House to announce the Company’s new U.S. manufacturing facility in Lebanon, Tennessee, which is currently expected to employ more than 500 people over the next five years and produce more than 10,000 DC fast charger units per year, with the potential to produce approximately 30,000 units per year at peak capacity.

About Tritium

Founded in 2001, Tritium (NASDAQ: DCFC; DCFCW) designs and manufactures proprietary hardware and software to create advanced and reliable DC fast chargers for electric vehicles. Tritium’s compact and robust chargers are designed to look great on Main Street and thrive in harsh conditions, through technology engineered to be easy to install, own, and use. Tritium is focused on continuous innovation in support of our customers around the world.

For more information, visit tritiumcharging.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1996. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “aim” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations, hopes, beliefs, intentions or strategies for the future. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. You should carefully consider the risks and uncertainties described in the documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. The Company does not undertake or accept any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

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Tritium Media Contact

Jack Ulrich

media@tritium.com.au

Tritium Investors Contact

Caldwell Bailey

ICR, Inc.

TritiumIR@icrinc.com